FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

MEDIMMUNE COMPLETES ACQUISITION OF AMPLIMMUNE

AstraZeneca today announced that on 4 October MedImmune, its global biologics research and development arm, completed its acquisition of Amplimmune, a privately-held, US-based biologics company focused on developing novel therapeutics in cancer immunology.

As previously announced, the acquisition bolsters MedImmune's oncology pipeline by obtaining multiple early-stage assets for its immune-mediated cancer therapy (IMT-C) portfolio, including AMP-514, an anti-programmed cell death 1 (PD-1) monoclonal antibody.  AMP-514 is currently in late-stage pre-clinical development with the aim of an investigational new drug (IND) filing before the end of 2013. Other Amplimmune assets include multiple preclinical molecules targeting the B7 pathways.

MedImmune, with its clinical stage programmes - tremelimumab, mOX40 mAb and MEDI-4736 (anti-PD-L1 mAb) - and a robust pre-clinical pipeline, is building one of the most comprehensive programmes in IMT-C.  IMT-Cs are being designed to empower the immune system to counteract the tactics employed by cancer cells to avoid detection and attack the body.

Upon completion of the acquisition, MedImmune acquired 100 per cent of Amplimmune's shares for an initial consideration of $225 million and deferred consideration of up to $275 million based on reaching predetermined development milestones.

About Amplimmune
Founded in 2007 and headquartered in Gaithersburg, MD, Amplimmune is focused on developing novel co-stimulatory/co-inhibitory molecules that rebalance the immune system and are intended for treating cancer, autoimmune disease, infectious disease, and transplantation. With its strong product-based focus, Amplimmune has rapidly developed three biologic product candidates: AMP-224 is in Phase 1b trials in cancer; AMP-110 for autoimmune diseases in partnership with Daiichi Sankyo; and AMP-514 for cancer. Working closely with its collaborators, Amplimmune is expanding its technology base in the area of immune co-stimulatory/co-inhibitory molecules and has assembled a large foundation of reagents, models, know-how, and intellectual property to further develop its product pipeline as well as to discover novel biomarkers, ligands, and receptors. The company was initially funded by InterWest Partners and The Wellcome Trust.  For more information, please visit www.amplimmune.com.

About MedImmune
MedImmune is the worldwide biologics research and development arm of AstraZeneca.  MedImmune is pioneering innovative research and exploring novel pathways across key therapeutic areas, including respiratory, inflammation and autoimmunity; cardiovascular and metabolic disease; oncology; neuroscience; and infection and vaccines.  The MedImmune headquarters is located in Gaithersburg, MD., one of AstraZeneca's three global R&D centers.  For more information, please visit www.medimmune.com.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Ayesha Bharmal          +44 20 7604 8034 (UK/Global)
Esra Erkal-Paler            +44 20 7604 8030 (UK/Global)
Tracy Rossin                +1 301 398 1468 (US)
Jacob Lund                   +46 8 553 260 20 (Sweden)

Investor Enquiries
Ed Seage                      +1 302 886 4065           mob:  +1 302 373 1361
Karl Hård                     +44 20 7604 8123      mob: +44 7789 654364
Colleen Proctor           +1 302 886 1842           mob:  +1 302 357 4882
Anthony Brown         +44 20 7604 8067         mob: +44 7585 404943
Jens Lindberg             +44 20 7604 8414         mob: +44 7557 319729

7 October 2013

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 07 October 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary